

June 21, 2010

Via U.S. Mail

Huang Jia Dong
Chief Executive Officer
China Ceramics Co., Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

> **RE:** **China Ceramics Co., Ltd.**
> **Amendment No. 2 to Form F-1**
> **Filed June 7, 2010**
> **File No. 333-164784**

Dear Mr. Huang:

We have reviewed the above-referenced filing and have the following comments.

General

1. We note your response to comment one in our letter dated March 29, 2010. Please provide us with a detailed calculation of the number of shares that you are registering for resale on this registration statement compared to the number of outstanding shares held by non-affiliates. In doing so, please show us how you calculate the number of outstanding shares held by non-affiliates (i.e., your public float).

2. We note your new disclosure beneath the fee table indicating that this registration statement "also constitutes post-effective amendment no. 1 on Form F-1 to registration statement 333-161557." With regard to this new disclosure, please address the following comments:

   • Please supplementally advise us of your basis for filing a post-effective amendment to what appears to be an already complete offering. In this regard, we note that the registration statement on Form F-4 (Reg. No. 333-161557) covering the offering became effective on November 11, 2009 and that, based on disclosure in your public filings, on November 20, 2009 you completed the business combination transaction to which the registered offering related. All of the securities issued in that transaction appear to have been covered by the aforementioned registration statement on Form F-4.

- If you retain the new post-effective amendment disclosure, please revise your disclosure to clarify that you are seeking to register the primary offering of the shares underlying the warrants covered by the Form F-4 (333-161557).

- If you retain the new post-effective amendment disclosure, please revise the note to your fee table to correctly indicate that the registration statement under file number 333-161557 was on Form F-4, not Form F-1.

- If you retain the new post-effective amendment disclosure, please clarify how you calculated the number of shares underlying warrants to be covered by the post-effective amendment. In this regard, we note that the Form F-4 (333-161557) related to, in part, 15,550,000 shares underlying warrants.

Please note that we may have additional comments based on your response.

Item 8. Exhibits, page II-3

3. Please file updated opinions of counsel to reflect the changes that you have made to the proposed offering.

4. Please revise your exhibit index to provide a reference to Exhibit 24.1 as it appears that your registration statement has been signed on behalf of persons pursuant to powers of attorney. See Item 601(b)(24) of Regulation S-K.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

                       Sincerely,

                       Pamela A. Long
                       Assistant Director

cc: Mitchell S. Nussbaum, Esq. (via facsimile)
        Loeb & Loeb LLP